# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bolt Projects Holdings, Inc., CIK 0001841125
CUSIP: 09769B107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001543731

## Reporting persons
- Formation8 Partners Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,655,988; sole dispositive power 0; shared dispositive power 1,655,988; aggregate amount beneficially owned 1,655,988 (4.8% of the class)
  Comment: All shares are held of record by F8 LP (as defined in Item 2(a) of the Original Schedule 13G (as defined below)). F8 GP (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of F8 LP and may be deemed to share voting, investment and dispositive power with respect to the shares held by F8 LP.
  
  The percentage in Row 11 is based on 34,382,032 shares of Common Stock (as defined in Item 2(d) of the Original Schedule 13G) outstanding as of March 13, 2025, as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 18, 2025 (the "Form 10-K").
- Formation8 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,655,988; sole dispositive power 0; shared dispositive power 1,655,988; aggregate amount beneficially owned 1,655,988 (4.8% of the class)
  Comment: All shares are held of record by F8 LP. F8 GP is the general partner of F8 LP and may be deemed to share voting, investment and dispositive power with respect to the shares held by F8 LP.
  
  The percentage in Row 11 is based on 34,382,032 shares of Common Stock outstanding as of March 13, 2025, as reported by the Issuer in the Form 10-K.

## Item 1. Issuer
Name of issuer: Bolt Projects Holdings, Inc.
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, CA, 94114

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Securities and Exchange Commission on August 23, 2024 (the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meaning ascribed to them in the Original Schedule 13G.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.*
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person and the corresponding comments.*

*Each of the Reporting Persons disclaims beneficial ownership as to such shares, except to the extent or such Reporting Person's pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Formation8 Partners Fund I, L.P.: /s/ Joe Lonsdale, Joe Lonsdale, Managing Member of Formation8 GP, LLC, the general partner of Formation8 Partners Fund I, L.P. (05/07/2025)
- Formation8 GP, LLC: /s/ Joe Lonsdale, Joe Lonsdale, Managing Member (05/07/2025)